LINKWELL CORPORATION
                            No. 476 Hutai Branch Road
                                Baoshan District
                             Shanghai, China 200436

                                                      telephone (86) 21-56689332

                                    'CORRESP'

                                                                    May 10, 2006

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:        Pamela A. Long, Assistant Director
                  Jennifer Thompson
                  Anne McConnell
                  Brigitte Lippmann
                  Chris Edwards

         Re:      Linkwell Corporation (the "Company")
                  Registration Statement on Form SB-2
                  Filed February 8, 2006
                  File No. 333-131666

Ladies and Gentlemen:

         Reference is made to the Staff's comments under cover of its letter dated March 8, 2006 on the above-referenced filing. Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Registration Statement ("Amendment No. 1"). Amendment No. 1 includes updated interim financial statements as of December 31, 2005, as well as updated disclosure, including in response to the Staff's comments.

         The following numbered responses correspond to the Staff's numbered comments in its March 8, 2006 letter. Under separate cover the Company is providing Ms. Thompson with three marked copies of Amendment No.1, keyed to the following responses.

         In response to the Staff's comments, please be advised as follows:

General

1. Please comply with the following comments in your current registration statement and, to the extent applicable, in future exchange act filings.

         Response: Amendment No. 1 has been revised to incorporate the Company's responses to the Staff's March 8, 2006 comment letter. Where applicable, these responses have been incorporated into the Company's Annual Report on Form 10KSB/A for the fiscal year ended December 31, 2005 as filed on May 11, 2006. The Company will also incorporate its responses to the extent applicable in future Exchange Act filings.

2. Please provide updated financial statements and related disclosures, as necessary, to comply with Item 310(g) of Regulation S-B.

         Response. As set forth above, Amendment No. 1 has been updated to include the Company's audited financial statements for the year ended December 31, 2005.

3. Throughout this document and in recent press releases, you indicate that your disinfectants have been proven to prevent the spread of airborne viruses such as bird flu virus and SARS. You also assert that some of your products are specifically targeted to treat avian flu. Disclose the basis for these ascertations and describe how your products differ from other competitors' disinfectants in this regard. If you funded or were otherwise affiliated with any of the studies or reports, please disclose this. Note that if any of this information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit. If you do not have appropriate independent support for these statements, please revise this language. We may have additional comments after we review your response.

         Response: The Company manufactures and sells disinfectant products in tablet,liquid, powder and aerosol from as well as disinfectant instruments, devices and materials such as the air disinfection machines, hot press bags and disinfection swabs. The Company's products are used primarily by the medical industry in China. As described, a variety of the Company's products are designed specifically to prevent the spread of airborne viruses. Independent tests described below have concluded that selections of Company's products including the Lvshazing LKQG-1000 air disinfector and the Dian'erkang spray disinfectants are effective in preventing the spread of airborne viruses, including avian flu and SARS.

         In May 2003, the Laboratory Research Center of Shanghai Center of Disease Control and Prevention performed an independent test on Dian'erkang spray disinfectant, one of the Company's environmental and surface disinfectants. The independent test evaluated the effectiveness of the disinfectant under a variety of environmental conditions. A copy of the summary report issued by the Laboratory Research Center of Shanghai Center of Disease Control and Prevention has been translated and is attached for your review. The conclusion of the report indicates that the Dian'erkang spray disinfectant line of products is effective in preventing the spread of airborne viruses, including viruses such as avian flu.

         The Company also submitted another of its products for testing, the Lvshaxing LKQ air disinfector; one of the machine series of its products. The independent test evaluated the product under a number of operating conditions and found that it was effective in terminating airborne viruses and preventing viral dissemination. A copy of the summary report issued by the Laboratory Research Center of Shanghai Center of Disease Control and Prevention has been translated and is attached for your review.

         Finally, in October 2005, an independent test was performed jointly by the South China Agricultural University and the Chinese Academy of Agricultural Sciences on the effectiveness of hypericin as a treatment for various forms of poultry which have been infected with specific strands of avian flu. This test concluded that specific strains of avian flu, including H5N1 and H9N2, when treated with hypericin at specific dosages for certain specified times, was 100% effective in preventing the spread of the viruses. Hypericin is a derivative of St. Johns Wort. As such, the Company has made efforts to create a product with Hypericin as a primary component. The Company intends to develop its products in accordance with the regulations of the Shanghai Municipal Center for Disease Control & Prevention; however, the Company has yet to produce a product based upon this component.

         The report's findings are available on the internet at http://www/biosino.org/news-2005/200511/05111712.htm. Key findings have been translated and are attached for your review.

         The Company did not fund nor was it otherwise affiliated with any of the aforementioned studies or reports. Notwithstanding the above, the Company has removed from its Web site and will err on the side of conservatism in the future in terms of expressing views and beliefs of management when it pertains to disclosures that could conceivably have a more emotive effect.

4. In recent press releases, you describe that you acquired an import/export division from Xinjida Trading PTE Limited. Please describe this acquisition and the new business in the prospectus. Mr. Bian has been quoted in press releases as follows: "We will be able to consolidated our international trading businesses with a goal of improving profit margins and increasing distribution
channels....Our goal is to achieve up to $30 million in annual sales for 2006.
We believe completion of this acquisition will also allow Linkwell to achieve its goal to qualify for listing on a major U.S. Exchange." Please explain these statements.

         Response. In October 2005, the Company signed a letter of intent to acquire Xin Ji Da Trading PTE LTD. Xin Ji Da Trading PTE LTD has an existing international import/export operation. On the Company's Web site, it provided a press release related to this LOI and the potential impact on the Company. The LOI expressed a forecast of projections given input from the financial and business representatives of Xin Ji Da Trading PTE LTD. This LOI was conditional upon a variety of factors. Based on further due diligence on the part of the Company, the Company decided not to pursue the acquisition. In the process of the review, the Company determined the acquisition was not feasible due, in part, to increased managerial costs, operational issues and geographical concerns given the distance between operations. Rather, management of the Company made the strategic decision to create an internal import/export operation. On October 5, 2005, the Company issued a press release on Yahoo communicating the decision of the Company. The prior press release has similarly been removed.

5. We note that the report by Market Advisors Research, available through your website, contains a statement regarding a return of over 400%, which may be seen as improper hyping of the company's securities. Publication of information made in advance of a proposed offering which has the effect of conditioning the market or arousing public interest in the issuer may constitute an offer under the Securities Act of 1933. It is suggested that consideration be given to revising the content of your website so that information is properly archived as contemplated by Rule 433(e)(2) or to omit all improper disclosures from your website.

         Response. Once again, the Company intends to err on the side of conservatism and remove all references to projected gains from the Company's Web site. In fact, the price has appreciated from $0.08 per share to a high of $0.76 per share, with a recent closing price of $0.24 per share, although this type of disclosure will be avoided in the future.

6. Please tell us if you, China Direct Investments or other affiliates funded or were otherwise affiliated with the reports issued by Harbinger Research and Market Advisors Research.

         Response. Neither the Company nor any of its affiliates, nor China Direct Investments, Inc. or any of its affiliates, funded or were otherwise affiliated with the reports issued by Harbinger Research or Market Advisors Research.

7. Please update the information in the prospectus to the most recent practicable date.

         Response. As requested, the information which appears in the prospectus has been updated to the most recent practicable date.

8. Please do not use smaller type in tables, as you do on pages 3 and 56, for example.

         Response. As requested, the tables have been revised to present the information in the same font size as the balance of the document with the exception of two tables which appear in the Executive Compensation section on pages 49 and 50 of Amendment No. 1 in which the information required to be presented in the table cannot be re-formatted to the larger, 11 point font size of the balance of the document. These tables have historically been presented in the same font size and are easily readable.

Registration Statement Cover Page

9. Please add the name and address of your agent in the United States authorized to receive notice.

         Response. As requested, the name and address of the Company's U.S. agent has been added to the cover page of the registration statement.

10. It does not appear that the anti-dilution provisions of the convertible preferred stock and the common stock purchase warrants come within the transactions defined in Rule 416. Please revise.

         Response. It is intended that the anti-dilution provisions will apply to additional securities which may be issued as a result of stock splits or stock dividends pursuant to Rule 416. The language in Amendment No. 1 has been revised to clarify that the anti-dilution provisions of the convertible preferred stock and common stock purchase warrants will not apply in instances of any reset contained in any such security or otherwise outside the scope of Rule 416. Please see page ii of Amendment No. 1.

Prospectus Summary, page 2

11. Please clarify that you regard Likang's operations as your primary business. Disclose that Shanghai Shanhai Group, an unaffiliated third party, owns the remaining 10% of Likang, and is owned by Group Employee Shareholding Commission and Baoshan District Dachang Town South Village Economic Cooperation Club. Also briefly describe these entities and the degree of management control, if any, they have over Likang.

         Response. The requested additional disclosure has been added to the prospectus summary in Amendment No. 1. Please see page 11.

Cautionary Statement Regarding Forward-Looking Information, page 4

12. Please move this section after the Risk Factors. Sections 27A(b)(1)(C) of the Securities Act and Sections 21E(b)(1)(C) of the Exchange Act express state that the safe harbor for forward-looking statements does not apply to statement made by an issuer of penny stock. Please revise accordingly.

         Response. As requested, this section has been relocated to follow Risk Factors and any reference to the Private Securities Litigation Reform Act has been deleted in Amendment No. 1. Please see page 13.

Risk Factors, page 4

13. Please delete the second sentence of the first paragraph. All material risks should be described in the risk factor section. If risks are not deemed material, you should not reference them.

         Response. As requested, the second sentence of the first paragraph has been deleted. Please see page 4 of Amendment No. 1.

14. Some risk factors include language like "we cannot assure you" or "there is no assurance." Since the risk factors should set forth the potential risk and not your inability to assure or guarantee, please revise.

         Response. The Risk Factors have been revised as requested to more clearly set forth the potential risk and remove the language regarding the Company's inability to make certain assurances. Please see pages 5, 6 and 7 of Amendment No. 1.


15. Please avoid language in risk factors like "adverse effect" or "negatively affected." Instead, please state what the specific impact will be on your financial condition or results of operations.

         Response. The Risk Factors have been revised to eliminate the cited language to and more specifically state in the specific impact on the Company. Please see pages 5 through 10 of Amendment No. 1.

16. Please add a prominent risk factor relating to your conflicts of interest. Disclose in this risk factor your related party transactions and the degree of dependence on your affiliates, Shanghai Likang Pharmaceuticals Technology Company and Shanghai Likang Meirui Pharmaceutical High-Tech Co., Ltd. We note that these affiliates provide some of your raw materials and products, sell your products and one is also your major customer.

         Response. The conflict of interest risk factor has been added as requested. Please see page 4 of Amendment No. 1.

17. Please add a risk factor regarding a default on your Series B preferred stock. We note that the dividends increase to 20% if an event of default has occurred.

         Response. The requested risk factor regarding the Series B dividend has been added. Please see page 7 of Amendment No. 1.

18. Please add a risk factor if your rate of profit is capped by government regulations.

         Response. Supplementally please be advised that the Company's profit is not capped by government regulations. Under the "Pricing Law of People's Republic of China", the Chinese government places restrictions on various activities, such as the sale of rare species products, products made from limited resources, public utilities or social services. However, Likang's products do not fall into any of the above mentioned categories; therefore, profits are not limited by the government.

We will need to raise additional capital....page 5

19. Your disclosure in this risk factor that you do not have sufficient working capital appears to contradict disclosure in the prior risk factor where you indicate that you have a working capital surplus. Please clarify.

         Response. This risk factor has been removed from Amendment No. 1 as the Company does not believe that it is a relevant risk. Please see page 5.

Our operations are located in the PRC....page 8

20. Please expand upon the items in the bulleted list on page 9 to briefly explain these differences.

         Response. The Company has removed the portion of the risk factor which contained the bulleted list. Please see page 9 of Amendment No. 1.

Securities Authorized for Issuance under Equity Compensation Plans, page 13

21. Please describe the material features of the equity compensation plans that were not approved by shareholders.

         Response. This table has been revised in Amendment No. 1 to delete the disclosure regarding options to purchase 115,745 shares of common stock which were improperly categorized. Please see page 14 of Amendment No. 1. This were not options but rather warrants which have expired without exercise.

Management's Discussion and Analysis or Plan of Operation, page 15

22.      Please describe your plan of operation for the next twelve months. See
Item 303(a) of Regulation S-B.

         Response. We do not believe that any plan of operation disclosure is required in the MD&A although our operational plans are reflected throughout the relevant portions of the prospectus. Pursuant to Item 303, sub-paragraph (a) thereof, plan of operation disclosure is only required if the small business issuer has not had revenue from operations in the last two fiscal years or the last fiscal year and the stub period for which financial statements are provided. The Company has reported revenue for at least the last two fiscal years.

23. Please discuss the components of your cost of sales in greater detail. For example, discuss the cost of raw materials and the effect of raw material prices on your cost of sales.

         Response. As requested, the discussion regarding the components of cost of sales has been expanded in Amendment No. 1. Please see pages 18 and 19. In addition, the risk factor related to cost of raw materials has been deleted. Please see page 7 of Amendment No. 1.

24. Please describe the related party transactions and loans in greater detail.

         Response. As requested, additional disclosure regarding the related party transactions has been added in Results of Operations and Liquidity and Capital Resources. See pages 18, 20 and 23 of Amendment No. 1.

Results of Operations for September 30, 2005, page 17

25. Quantify and discuss the impact of, and the facts and circumstances that lead to, the increase you recorded in the allowances related to accounts receivable and inventory during the interim period.

         Response. The requested additional disclosure has been added. Please see page 22 of Amendment No. 1.

26. We note that your selling expenses increased during the period and year ended September 30, 2005 and December 31, 2004 due, in part, to increased local tax costs. Please clarify the nature of these taxes and explain why you classify them as selling expenses. If applicable, please quantify any offsetting tax proceeds you receive or include in revenues during each period presents.

         Response. The additional disclosure has been added to Amendment No. 1 to clarify that the taxes included in cost of sales are taxes the Company pays when its sells its products. Please see page 19. As these taxes are based upon the selling price of the product, the Company believes that they are properly included in selling expenses.

Liquidity and Capital Resources, page 20

27. Please revise the analysis of cash flows to explain the underlying factors behind the changes in your balance sheet accounts, rather than just reciting the numbers from the face of your statements of cash flows. In this regard, you should explain why balances significantly increased or decreased, including the increases in accounts receivable and amounts due from related parties at September 30, 2005. Specifically disclose and discuss trends in days outstanding for inventory and receivables. Please refer to Section 4.B of our Release 33-8350.

         Response. The additional disclosure has been added as requested. Please see pages 22 and 23 of Amendment No. 1.

28. If you do not update your financial statements to December 31, 2005, please add an analysis of your annual cash flows for December 31, 2004 and 2003 in addition to the current analysis of your interim cash flows.

         Response. As set forth above, Amendment No. 1 contains audited financial statements for the years ended December 31, 2005 and 2004. Amendment No. 1 also contains an analysis of cash flows for the year ended December 31, 2005.

29. Please disclose and discuss the cash distributions to shareholders. We note that these distributions represent a material use of cash and are essential to an understanding of your liquidity. You should disclose how the distributions were are determined and to whom they were paid. If the distributions were not paid on a pro rata basis to each shareholder based on their ownership interests, you should explain to us how and why your accounting is appropriate. You should address the fact that the distributions exceeded net income in 2004 and 2003. If you have a contractual commitment or anticipate making distributions in the future, you should disclose and discuss that fact.

         Response: The additional disclosure regarding the shareholder distributions has been added. Please see page 24 of Amendment No. 1.

Recent Capital Raising Transactions, page 22

30. Please identify the names of the investors to whom you paid a due diligence fee and warrants. Disclose the purpose for this payment.

         Response. The requested disclosure of the names of the recipients of the due diligence fee and purpose of the fee has been added to Amendment No. 1. Please see page 25.

31.Please describe in greater detail how you intend to use the $1.5 million for working capital purposes.

         Response. As requested, the disclosure has been expanded to provide greater detail on the intended use of proceeds. Please see pages 17, 19, 20, 25 and 40 of Amendment No. 1.

Our Business, page 26

New Product Development, page 34

32. Please disclose the status of your publicly announced new products, the chemical indicating card, chemical indicating adhesive tape and chemical indicating labels based on a new steam pressure sterilization application. See
Item 101(b)(3) of Regulation S-B.

         Response. The discussion in this section regarding the three cited products has been removed from Amendment No. 1. Please see page 30. Please be advised that the products have been introduced to market and are listed in table which appears on page 35. The descriptions of these products have been further clarified in Amendment No. 1.

33. Please estimate the amount spent during each of the last two fiscal years on research and development activities. See Item 101(b)(10) of Regulation S-B.

         Response. The requested additional disclosure regarding research and development expenses for the last two fiscal years has been added to Amendment No. 1. Please see page 39.

34. Please explain what you mean by critical acclaim and critical uses for An'erdian Type 3 Skin and Mucous Membrane Disinfectant.

         Response. The disclosure regarding these two products has been revised to remove the cited language. Please see page 38 of Amendment No. 1.

35. Please describe in greater detail what you mean when you state that your new disinfectants containing Hypericim are in the initial development stage.

         Response. As requested, Amendment No. 1 has been revised to provide the current stage of development of this product. Please see page 39.

36. Please expand on your disclosure that you intend to coordinate your efforts with the Shanghai Municipal Center for Disease Control & Prevention to develop a new disinfectant series to treat avian flu. For example, disclose whether you have any agreement with the Center relating to this effort.

         Response. The language in Amendment No. 1 has been revised to clarify that the Company intends to follow the guidelines of the Shanghai Municipal Center for Disease Control & Prevention in the development of the disinfectant series to treat avian flu. Please see page 39. Supplementally please be advised the Company has no agreements with the regulatory authority.

Intellectual Property, page 35

37. Please disclose when your material intellectual property rights will terminate.

         Response. The table appearing on page 40 of Amendment No. 1 has been revised to reflect the expiration dates of the Company's material intellectual property rights.

Competition, page 36

38. For each bullet point that you list as a competitive strength that differentiates your company provide a more detailed description. For example, explain how your advanced technology is a competitive strength as compared to your primary competitors.

         Response. The bullet points have been expanded in Amendment No. 1. to provide the requested additional disclosure. Please see pages 41 and 42.

Executive Compensation, page 44

39. Please provide the 2005 compensation information as required by Item 402 of Regulation S-B.

         Response. As requested, the table has been updated to provide 2005 compensation information. Please see page 49 of Amendment No. 1.

Certain Relationships and Related Party Transactions, page 49

40. Please clarify the last sentence of the first paragraph.

         Response. The last sentence of the first paragraph has been revised to clarify same. Please see page 56 of Amendment No. 1.

41. Note 3 on page F-26 states that Likang is engaged in business activities with an affiliated entity, Shanghai Likang Machinery and Medicine Company. Please provide disclosure regarding this company and these transactions.

         Response. Note 3 on page F-26 has been revised to correct the name of the affiliated entity to Shanghai Likang Pharmaceuticals Technology Company, Ltd. Please see Amendment No. 1.

42. Please quantify in dollars the aggregate annual amount of products purchased by Shanghai Likang Pharmaceutical Technology Company.

         Response. The requested disclosure of the aggregate product purchases from the Company by Shanghai Likang Pharmaceuticals Technology Company, Inc. for fiscal 2005 and fiscal 2004 has been added. Please see page 56 of Amendment No. 1.

43. Please quantify in dollars the aggregate annual amount of products Linkwell purchases from Shanghai Likang Meirui Pharmaceutical High-Tech Co.

         Response. The requested disclosure of the aggregate amount of raw materials and finished goods purchased by the Company from Shanghai Likang Meirui Pharmaceutical High-Tech Co., Ltd for fiscal 2005 and 2004 has been added to Amendment No. 1. Please see page 56.

44. Please identify the name of the shareholder to whom you owned $15,000. Describe this transaction in greater detail.

         Response. The name of the shareholder has been added as requested. Please see page 57 of Amendment No. 1. As set forth therein the funds were advanced for working capital for the Company's Aerisys subsidiary and the liability was assumed by the purchaser of that subsidiary.

45. Please describe the reasons for the distributions Likang made in the amount of $559,633.

         Response. The requested disclosure has been added to Amendment No. 1. Please see page 56.

46. Please describe the securities issued to China Direct Investments and CIIC Investment Banking Services Co. and their role in the share exchange agreement.

         Response. The requested additional disclosure regarding the securities issued to China Direct Investments and CIIC Investment Banking Services (Shanghai) Company, Limited has been added. Please see page 57 of Amendment No. 1.

Principal Shareholders, page 50

47. Please provide the addresses for China Direct Investments and CIIC Investment Banking Services Co.

         Response. As set forth in response to comments 48 and 49 below, neither China Direct Investments, Inc. nor CIIC Investment Banking Services (Shanghai) Company, Limited are listed in the principal shareholder table in Amendment No.
1. The disclosure has been updated, however, to include the address of Professor Shan, Dr. Wang and Messrs. Stein and Siegel. Please see pages 58 and 59.

48. Please include in the table all the shares (including those individually held) beneficially held by each principal shareholder. We would not object if you list the shares held individually in the footnotes. Make similar revisions in the Selling Security Holder table. See Instruction 5 to Item 403 of Regulation S-B.

         Response. As requested, the principal shareholder table has been revised to include all shares held by each principal shareholder. Please see pages 58 and 59. We have also made additional revisions to the selling security holder table, which such revisions are designed to fully disclose the relationships of Professor Shan, Dr. Wang and Messrs. Stein and Siegel to those entities while still reflecting the record owner of the securities as the selling security holder. As those securities are assets of the respective corporation, they will be sold through accounts maintained by each of those entities and, accordingly, the prospectus should reflect the record holder for resale purposes. Please see pages 65 through 67.

49. We note that the website for China Direct Investments states that Marc Siegel is the Managing Director of China Direct Investments, Inc. and Chairman of CIIC Investment Banking and Services (Shanghai) Company Limited. Therefore, it appears that Mr. Siegel is the beneficial owner for shares held by both these companies. Please revise.

         Response. While Mr. Siegel is a director of both China Direct Investments, Inc. and CIIC Investment Banking and Services (Shanghai) Company Limited, the voting and dispositive control over securities held by those entities is vested with Dr. James Wang (as to China Direct Investments, Inc.) and Professor Ting Ting Shan (as to CIIC Investment Banking and Services (Shanghai) Company, Limited. Please see pages 59 and 60 of Amendment No. 1.

Selling Security Holders, page 55

50. Please disclose how each seller acquired the securities.

         Response. The requested disclosure identifying how each selling security holder acquired the shares has been added to Amendment No. 1. Please see pages 66 through 70.

51. Please identify the number of shares being offered pursuant to the different capital raising transactions.

         Response. Amendment No.1 has been revised to identify the number of shares being offered pursuant to each capital raising transaction. Please see page 64.

52. Please confirm that none of the sellers currently have open positions in the common stock. If any of the sellers do have short positions, please indicate the size of the short position. Supplementally confirm that you are aware of Telephone Interp. A.65 (July 1997) on this matter, which is publicly available on our website.

         Response. The Company has been advised by each of the selling security holders that they do not currently have open positions in the Company's common stock. The Company confirms that it is aware of Telephone Interp. A.65 (July
1997) on this matter.

Plan of Distribution, page 60

53. We note your reference to "transferees, pledges or other successors" on page
61. Please be advised that you may substitute a new selling security holder for an original selling security holder through a prospectus supplement if:

        o the change is not material;
        o the number of shares or the dollar amount registered does not change; and
        o the new selling security holder's shares can be traced to those covered by the original registration statement.

         You must use a post-effective amendment to add selling security holders to your registration statement if their ownership cannot be traced to the shares registered in the original registration statement.

         Response. Additional language has been added to this section confirming the Company's understanding that it must file a post-effective amendment to disclose the name of any pledgees, transferees or other successors-in-interest to a named selling security holder. Please see page 72 of Amendment No. 1.

Linkwell Tech Group, Inc. Financial Statements for the Year Ended December 31, 2004


Note 1 - Organization and Summary of Significant Accounting Policies Advances from Customers

54. We note "advances from customers" on your balance sheet. Please provide a brief description of this account. Also, revise your annual and interim financial statements to indicate whether the advances are from third parties or related parties.

         Response. Additional disclosure has been added to Note 1 under the sub-heading "Advances from customers" which appears on page F-8 of Amendment No. 1.

The Company, page F-7

55. Please confirm, and revise the disclosures in your annual and interim financial statement and throughout the filing to clarify, if accurate, that the stock exchange between Linkwell and Likang essentially resulted in the two former 90% shareholders of Likang forming a US holding company and did not result in a change in the underlying ownership interests of Likang. If this disclosure is not accurate, please provide a comprehensive explanation of the stock exchange, including all ownership interest before and after the exchange and the basis for your accounting.

         Response. Amendment No. 1, including the financial statements, has been revised to clarify that the referenced share exchange did not result in a change in the underlying ownership interests of Likang. Please see pages 15,45 and F-7.

Research and Development, page F-9

56. Please quantify research and development expenses for each period you present a statement of operations. Refer to paragraph 13 of SFAS 2.

         Response. The requested additional disclosure has been added. Please see page F-11 of Amendment No. 1.

Minority Interest, page F-10

57. We note your disclosures relates to losses applicable to the minority interest. It appears to us that these disclosures are not consistent with your financial statements. Please advise or revise.

         Response. The note regarding minority interests has been removed from the 2005 financial statements which are included in Amendment No.1.

Note 5 - Related Party Transactions, page F-13

58. Please provide all the disclosures required by paragraph 2 of SFAS 57. In this regard, you should more fully explain the nature of your relationships with the related parties, you should quantify and disclose all related party transactions, and you should disclose the terms and manner of settlement for each related party balance.

         Response. Note 6 - Related Party Transactions which appears on pages F-16 and F-17 of Amendment No. 1 has been revised to more fully explain the nature of the relationships with the related parties and to quantify and disclose all related party transactions, including the terms and manner of settlement for each related party balance.

59. Revise the annual and interim statements of operations to separately present related party revenues and expenses for each period presented.

         Response. The income statement included in the 2005 financial statements included in Amendment No. 1. separately presents related party revenues and expenses for the periods presented. Please see page F-4.

60. We note that your significant customer is an affiliate based on common ownership. Please clarify when you recognize revenue on sales to your affiliate and disclose and discuss the terms of these sales. If you recognize revenue on sales to your affiliate when you ship products to them, please help us understand how and why this policy is appropriate and complies with SAB 104, in light of the common ownership. It is not clear to us that it would be appropriate to recognize revenue on sales to your affiliate until they ship the products they purchased from you to unrelated third parties. In this regard, we note the significant increase in the amount due from the related party during the current period. If you recognize revenue on sales to your affiliate on another basis, please revise your revenue recognition policy to clarify. It also appears to us that you should highlight the fact that a significant percentage of your sales are to an affiliate in your disclosures under the summary, risk factors, MD&A and critical accounting policies. In addition, based on the disclosures under Business, we note that you make sales to independent sales representatives and independent distributor agents. Please tell us when you recognize revenue on sales to these parties, tell us the terms of these sales, and help us understand how and why your disclosed revenue reorganization policy is appropriate and complies with SAB 104.

         Response. Note 1 under the sub-heading "Revenue recognition" on page F-9 of Amendment No. 1. has been revised to clarify when revenues are recognized on sales to affiliates. As disclosed in the Company's financial statements on page F9, its revenues from the sale of products to related parties are recorded when the goods are shipped which correlates with the shipment by the related parties to its customers, at which time title passes, and collectability is reasonably assured. The Company receives sales order on a just-in-time basis from the related party. Generally, the related party does not hold the Company's inventory. If the related party has inventory on hand at the end of a reporting period, the sale is reversed and the inventory is included on the Company's balance sheet.

         With regard to SAB 104, the Company believes that the major elements of revenue recognition are present in relation to its sale to related parties. Specifically, the Company believes that an arrangement for the sale exists and is clear as to its terms which are identical to terms its uses with unrelated third parties. The Company also recognizes revenue only after delivery is complete to the final unrelated third party, which is its final performance of obligations under the order. The Company sells at a quoted price to the distributor that is not subject to subsequent change for reasons of market conditions, end-customer negotiation, stocking situations, or other business variables. The Company has not had any notable customer payment deficiencies. Based on the credit analysis performed on the ultimate unrelated third party, the Company concluded that collectability is reasonably assured.


         Finally, additional disclosure regarding the significant percentage of sales to an affiliate in the prospectus summary (page 2), risk factors (page 4), MD&A (page 18) and critical accounting policies (page 26) of Amendment No. 1.

Note 6 - Income Taxes, page F-13

61. Please provide all the disclosures required by SFAS 109.

         Response. As requested, all disclosures required by SFAS 109 have been included in Amendment No. 1. Please see page F-22.

Note 9 - Operating Risk
Country Risk - page F-14 and Performance of Subsidiaries Risk - page F-15

62. We note the disclosure that your revenues are mainly derived from the sale of herbs, beet sugar and veterinary products and that you hope to expand your operations outside the PRC. These disclosures are not consistent with the descriptions of your business elsewhere in the filing. Please advise or revise. We also note your reference to partner companies and their three Chinese subsidiaries. Please identify these partner companies and their subsidiaries, or remove this reference. Please confirm and revise your disclosures to clarify that you only have one Chinese subsidiary. In addition, please ensure that each footnote disclosure in your financial statements relates to your company.

         Response. The disclosure cited above, which appeared by mistake, has been removed from the fiscal financial statements.

Note 10 - Subsequent Events

63. Based on the date of the auditors' report and the dates of certain transactions and events disclosed in note 10, it is not clear to us if all the disclosures in note 10 are covered by the auditors' report. Please clarify or revise as appropriate.

         Response. As Amendment No. 1 includes updated financial statements through the fiscal year ended December 31, 2005, all subsequent events disclosed in the September 30, 2005 unaudited financials statements are now included in the updated financial statements and are covered by the auditors' report thereon.

64. We note your disclosure concerning the sales of Aerisys Incorporated to Kirshner's former CEO. Please tell us how you accounted for this sale. If you recorded a gain or loss, please quantify the amount and tell us how it was calculated.

         Response. As previously disclosed, in January 2006, the Company sold 100% of the stock of its subsidiary, Aerisys Incorporated, to Mr. Gary Verdier, the Company's former CEO, in exchange for assumption of all liabilities and obligation of Aerisys Incorporated. Prior to the sale, all financial information related to Aerisys was reflected as discontinued operations. The sale of the Company's Aerisys subsidiary did not have a material effect on its results of operations or financial position. On date of sale the Company's loss on the sale reflects the transfer of the net assets of Aerisys to the purchaser. The Company's loss from the disposal of Aerisys was approximately $13,000 which will be reflected in the results for the period ended March 31, 2006.

65. We note your discussion of the accounting for your issuance of 6% Series A Convertible Preferred Stock and the related common stock purchase warrants. We have the following comments:

         * It is not clear from the disclosures in your September 30, 2005 financial statements if these warrants were recorded on your balance sheet at issuance. Please advise or revise. Refer to EITF 00-19, EITF 98-5 and EITF 00-27.
         * Please provide us with your analysis of whether these stock purchase warrants should be classified as a liability or as equity. Your analysis should specifically address the criteria in EITF 00-19.

         * It is unclear to us how you calculated the beneficial conversion feature related to this preferred stock issuance. Please show us your calculations, including how you determined the fair value of the warrants.
         * Please clarify if you used the two class method to calculate EPS for the period ended September 30, 2005.
         * Please clarify if you recorded dividends on the Series A preferred stock during the period ended September 30, 2005.

         Response.

         * As described below, the Company believes the subject warrants are properly treated as an equity security and classified in the Company's permanent equity. Accordingly, the warrants were not required to be recorded as a liability on the Company's balance sheet.


         ? The Company believes that the warrants should be classified as equity. In June 2005, the Company issued freestanding warrants with its equity financing in the sale of the Series A Convertible Preferred Stock, which such warrants were issued as unregistered securities. The warrants were immediately exercisable into shares of the Company's restricted common stock. Pursuant to the terms of the financing the Company is required to file a registration statement covering the resale of the shares underlying the warrants, and in connection therewith, to use its reasonable best efforts to cause such registration statement to be declared effective and to be kept continuously effective. According to paragraph 8 of EIFT 00-19, unless the economic substance indicates otherwise, contracts would be initially classified as equity or as either assets or liabilities. The EITF describes various situations. The applicable situation to the Company's issuance falls under the "Equity" category: "Contracts that require physical settlement or net-share settlement". As the Company's contracts require physical settlement, it is classifying the warrants in equity. Paragraph 14 of EITF 00-19 states: "if the contract permits the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract." As the Company is not required to deliver registered shares, but rather required to use its "reasonable best efforts" to cause the registration statements to be declared and kept effective, the scope of this paragraph is not applicable. In addition, the Company does not believe Paragraphs 15, 16, 17 and 18 are applicable to it as each of those Paragraphs relate to the deliverance of by the issuer of registered shares.


         * Attached as Exhibit A to this letter is the Company's calculation of the beneficial conversion feature related to the Company's Series A Convertible Preferred Stock and its Black-Scholes calculation showing how it calculated the value of the related warrants. In accordance with EITF 98-5 and EITF 00-27, the Company accounted for the embedded beneficial conversion as a deemed dividend to the preferred stockholders and a credit to additional paid in capital. The deemed dividend is included in the net income attributable to common stockholders and the per share amounts accordingly.

         * As the Series A Convertible Preferred Stock does not have voting rights, the Company did not use the two class method to calculate EPS for the period ended September 30, 2005 or the year ended December 31, 2005.

         * Dividends on the Company's Series A Convertible Preferred Stock, including accrued dividends, are due when, as, and if declared by the board of directors. There is no requirement for the board of directors to declare dividends. Accordingly, as no dividends have been declared on the Series A Convertible Preferred Stock, the Company did not record dividends during the period.

66. We note your discussion on the December 2005 issuance of your 6% Series B Convertible Preferred Stock and the related common stock purchase warrants. We have the following comments:

         *        Please tell us how you accounted for this equity issuance.
                  Please specifically address if and how you recorded these warrants on your balance sheet, tell us if and how you recorded any beneficial conversion feature, including the fair value you allocated to the warrants, and provide us with your calculations.
         * Please provide us with your analysis of whether these stock purchase warrants should be classified as a liability or as equity. Your analysis should specifically address the criteria in EITF 00-19.
         * We read that you "paid a due diligence fee of $65,000 in cash and Class B Warrants to purchase 866,665 shares of [your] common stock to certain of the investors." Please clarify the meaning of this sentence, including whether you are referring to the sale of stock to your investors or the purchase of your stock back from your investors.

         Response.

         * As set forth below, the Company believes the warrants represent permanent equity and as such the Company did not record any liabilities on its balance sheet related thereto.

                  In accordance with EITF 98-5 and EITF 00-27, the Series B 6% Cumulative Convertible Preferred Stock was considered to have an embedded beneficial conversion feature because the conversion price was less than the fair value of the Company's common stock. This beneficial conversion feature was calculated after the warrants had been valued with proceeds allocated on a relative value basis. The Series B 6% Cumulative Convertible Preferred Stock was fully convertible at the issuance date, therefore the full amount of proceeds allocated to the Series B 6% Cumulative Convertible Preferred Stock was determined to be the value of the beneficial conversion feature and was recorded as a deemed dividend with a corresponding credit to additional paid-in capital in the amount of $1,500,000.

                  The Company computes the fair value of the warrants using the Black-Scholes valuation model as follows:

                                                          Warrants
Exercise/Conversion Price                          $    0.20 to $0.30
Fair Value of the Company's Common Stock           $            0.153
Expected life in years                                            5.0
Expected volatility                                               330%
Expected dividend yield                                           0.0%
Risk free rate                                                   3.93%
Calculated fair value per share                    $            0.153



                  Attached as Exhibit B to this letter is the Company's calculation of the beneficial conversion feature related to its Series B 6% Cumulative Convertible Preferred Stock and its Black-Scholes calculation showing how it calculated the value of the underlying warrants:

         * In December 2005, the Company issued freestanding warrants with its equity financing in which the Series B 6% Cumulative Convertible Preferred Stock was sold, which warrants were issued as unregistered securities. The warrants are immediately exercisable into restricted shares of the Company's common stock. Under the terms of the financing, the Company agreed to file a registration statement covering the resale of shares of common stock underlying the securities issued. In the event the registration statement was not filed by February 13, 2006 or does not become effective by June 28, 2006, the Company is required to pay liquidated damages in the amount of $30,000 per month until the deficiency is cured.
                  The transaction documents also provide for the payment of liquidated damages to the investors in certain events, including the Company's failure to maintain an effective registration statement covering the resale of the common shares issuable upon conversion or exercise of the securities. According to paragraph 8 of EIFT 00-19, unless the economic substance indicates otherwise, contracts would be initially classified as equity or as either assets or liabilities. The EITF describes various situations. The applicable situation to the Company's issuance falls under the "Equity" category:
                  "Contracts that require physical settlement or net-share settlement". As the Company's contracts require physical settlement, the Company has classified the warrants in equity.

                  Paragraph 14 of EITF 00-19 states: "if the contract permits the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract." As the Company is not required to deliver registered shares, but rather required to use its "reasonable best efforts" to cause the registration statements to be declared and kept effective, the scope of this paragraph is not applicable. In addition, the Company does not believe that Paragraphs 15, 16, 17 and 18 are applicable to it as each of those Paragraphs relate to the requirement of the issuer to deliver registered shares.

         * Note 7 has been clarified to indicate that the due diligence fee was paid by the Company to certain of the investors in connection with the sale of shares of the Company's Series B 6% Cumulative Convertible Preferred Stock. Please see page F-18.

Linkwell Corporation September 30, 2005 Financial Statements

Consolidated Balance Sheet, page F-18

67. It appears to us that you may have included amounts you forwarded to an affiliate to purchase a building in due from related party and current assets. It appears to us that is may be more appropriate to reflect this amount as a deposit and exclude it from current assets. Please advise or revise. In addition, in regard to your purchase of a building from an affiliate, please tell us how you will account for the purchase, how the purchase price was determined and if and how you determined the fair market value of the building. Please be advised that if the purchase price exceeds the fair market value of the building, it appears to us that the excess would be akin to compensation expense.

         Response. As disclosed in the Company's financial statements for the year ended December 31, 2005 which are included in Amendment No. 1, the purchase of the building was completed in fiscal 2005. The purchase price of $333,675 was paid by the Company through the reduction in the amount due it by the seller for accounts receivable incurred in the ordinary course of business. Prior to entering into the transaction, the seller had obtained a third party valuation of the building which placed the value at $344,625 in July 2005 and stated that the duration of the valuation would be effective for a one year period. The management of the Company, who are also the management of the seller, determined the purchase price to be paid by the Company which was $333,675, or $10,950 less than the appraised value. The Company determined the purchase price of the building by using the appraised value less estimated depreciation since the appraisal date. The Company recorded the building at the purchase price of $333,675, which approximated its fair value and it will be amortized over its estimated useful life. Since the fair value of the building exceeded its purchase price, the Company did not record any compensation expense related thereto.

Consolidated Statements of Cash Flows, page F-20

68. Please help us understand your basis for classifying the change in the amount due from the related party in financing activities based on the nature of the underlying transactions and the provisions of SFAS 95.

         Response. The cash flow statement has been revised to reflect the recordation of the transaction during the fourth quarter of fiscal 2005. Please see page F-6 of Amendment No. 1.

Note 4 - Stockholders' Equity
Common Stock, page F-26

69. Please help us understand how you recorded and valued all of the equity securities you have issued to China Direct.

         Response. The Company has issued China Direct Investments shares of its common stock as compensation for services rendered to it under two separate transactions, for services in connection with the reverse merger and then under the terms of a consulting agreement. Prior to the reverse merger between the Company and Linkwell Tech Group, the Company (then known as Kirshner Entertainment & Technologies, Inc.) orally engaged China Direct Investments to locate a suitable operating company with which the Company could engage in business combination. China Direct Investments introduced Linkwell Tech Group to the Company which resulted in the acquisition of Linkwell Tech Group by the Company in May 2005. The oral agreement and thus the obligation to compensate China Direct was the obligation of the Company (Kirshner) and not Linkwell Tech Group.

         As compensation for services, the Company issued an aggregate of 1,855,000 shares of common stock. China Direct Investments received 955,000 shares as compensation for their services in negotiating the terms of the share exchange and it assigned CIIC Investment Banking Services (Shanghai) Company, Limited the remaining 900,000 shares of common stock as a finder's fee for the identification of Linkwell Tech. China Direct Investments, Inc. and CIIC Investment Banking Services (Shanghai) Company, Limited are affiliates. As a result of the transaction which was treated as a recapitalization for financial statement purposes, these shares were accounted as part of the capitalization of the Company. As a result of the transaction, the financial statements of the Company became those of Linkwell Tech Group and, accordingly, any expense related to the obligation of the Company (Kirshner) is not reflected as an expense of the Company post-closing.

         Subsequent to the reverse merger, on August 24, 2005 and effective September 1, 2005, the Company (which then included Linkwell Tech Group) entered into a one-year agreement with China Direct Investments to provide business development and management services. In connection with this agreement, the Company issued 2,000,000 shares of common stock as compensation for these services using the fair value of common shares on grant date at $.08 per share. The Company recorded deferred consulting expense of $160,000 to be amortized over the service period. For the year ended December 31, 2005, amortization of deferred consulting expense amounted to $53,333.

Common Stock Warrants, page F-27

70. We read that you granted warrants to purchase 731,034 shares of your common stock at $0.3045 in connection with your preferred stock funding. Please reconcile this information to your disclosures elsewhere in the filing, including the tables immediately below this statement which indicate that your June 2005 preferred stock funding included warrants to purchase 3,753,450 shares of your common stock at $0.10.

         Response. The cited disclosure has been corrected in the fiscal 2005 financial statements. Please see page F-21 of Amendment No. 1.

Part II

Item 26. Recent Sales of Unregistered Securities

71. For securities sold for cash, disclose the total offering price. For securities sold other than for cash, describe the amount of consideration received by the company.

         Response. The requested additional disclosure has been added to Amendment No. 1. Please see pages II-2 and II-3. With respect to the shares issued to China Direct Investments, Inc. and Mr. Gary Verdier, the Company's former CEO, at the time of the reverse merger with Linkwell Tech, the issuance of these shares was an obligation of the Company under the terms of the share exchange agreement. Because the transaction was treated as a recapitalization of the Company, the Company's financial statements do not reflect any expense attributable to these securities.

Item 27. Exhibits and Financial Statement Schedules

72. Please provide updated consents from your independent accounts in each amendment to your registration statement.

         Response. Amendment No.1 contains an updated consent. Please see
Exhibit 23.2.

73. Some of the descriptions of the exhibits do not accurately describe the parties in the documents, such as Exhibit 2.3. Please revise.

         Response. The exhibit index in Amendment No. 1 has been revised to accurately describe the parties to various agreements filed as exhibits. Please see pages II-4 and II-5.

74. Please re-file the documents which are not signed to reflect that they are executed.

         Response. Exhibits 10.8, 10.9, 10.10, 10.11 and 10.12 have been refiled with Amendment No. 1, which such exhibits bear the conformed signatures and titles of the individuals which executed the agreements. All other agreements as previously filed or incorporated by referenced contained conformed signatures.

         The Company acknowledges that:

         * Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         * The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any further questions or comments, please contact the undersigned or our counsel, James M. Schneider, Esq., Schneider Weinberger & Beilly, LLP, 2200 Corporate Blvd NW, Suite 210, Boca Raton, Florida 33431, telephone (561) 362-9595, facsimile (561) 362-9612.


                                                     Very truly yours,

                                                     /s/ Xue Lian Bian
                                                         Xue Lian Bian
                                                         President

cc:      James M. Schneider, Esq.
         Sherb & Co., LLP

From: Linkwell Corporation

To    China Direct Investments, Inc.

Re:   Hypericin, possible treatment as a defense against the spread of airborne viruses

Date: April 28, 2006


                                   MEMORANDUM
----------------------------------------------------------------------------


Independent laboratories have performed random tests which have proven Hypericin to be effective as a treatment for various forms of poultry which have been infected with specific strands of the avian flu. Treatment is not a cure, rather a response post infection to prevent the spread of the virus. The treatment is applied after the discovery of the virus in poultry in an effort to prevent the spread of the virus to the remaining flock. Two of these independent laboratories performed in vitro experiments top record the findings.

The independent test was performed jointly by the South China Agricultural University and the Chinese Academy of Agricultural Sciences. The experiment concluded that specific strains of the Avian Flu (specifically H5N1 and H9N2) when treated with Hypericin at 3.72 mg/ml for 30 minutes, the Hypericin was 100% effective in preventing the spread of the viruses. Furthermore, when these specific strains of the virus were treated with Hypericin at 0.744 mg/ml for 10 minutes, Hypericin was 99.99% effective in preventing the spread of the viruses.
(1)

Hypericin: Hypericin is the active ingredient of Saint John's Wort. Hypericin is a red-colored anthraquinone-derivative, which is one of the principal active constituents of Hypericum (Saint John's wort). Hypericin is believed to act as an and non-specific kinase inhibitor. Hypericin may inhibit production of dopamine a-hydroxylase, leading to increased dopamine levels, and is commonly used for treatment of mild depression.(2)

In response to the reported conclusions of the reports cited above, management of Likang made the strategic decision to launch an initiative to develop products based on Hypericin as a key component. Likang expected to market the new series of products as a treatment following infection.

------------------------------------------------------
(1) http://doctor.511511.com/news/2004/12-24/085436.htm
(2)http://en.wikipedia.org/wiki/Hypericin

In November 2005, Likang launched their efforts related to this endeavor.

In the course of their efforts Likang determined the products designed with Hypericin as a major component caused several side effects. Specifically the products caused several undesirable consequences in humans such as; nausea, irritation, rash, fatigue, restlessness and photosensitivity. The common side effects of Hypericin are documented by various sources. (3) Furthermore Hypericin has been employed as a treatment for HIV. Unfortunately the toxic side effect was proven to be an obstacle for the use of Hypericin as a main component in various treatments. (4) As a result, Likang has abandoned efforts related to the development of Hypericin based products in January 2006.




----------------------------------------------------
(3)http://www.cancerguide.org/cit_hypericin.html
(4) http://www.aidsmap.com/en/docs/7BD10610-591A-4162-8262-63580F3C8772.asp

 Laboratory Research Center of Shanghai Center of Disease Control and Prevention
                               Independent Report
                                   (Lvshaxing)

Case Number:        Disinfection 2003-0036
Product:            LVSHAXING LKQ AIR DISINFECTOR
Submitted by:       Shanghai Likang High-Tech Disinfectant Co., Ltd.
Performed by:       Laboratory Research Center of Shanghai Center of Disease
                    Control and Prevention
Date:               August 18, 2003

Name of Product:  Lvshaxing LKQ air disinfector
Type of Product:  Ultraviolet/Ozone
Conclusion:       Lvshaxing air  disinfector is effective in terminating
air-borne virus and prevents the viral dissemination using ozone and ultraviolet ray.

The experiments of Laboratory Research Center of Shanghai Center of Disease Control and Prevention indicated:

The average ultraviolet radiant intensity of the inner ultraviolet lamp in the Lvshaxing LKQ air disinfection machine is 116.3 im/cm2;

Operating the Lvshaxing LKQ air disinfector for 30 minutes, the average ozone leak quantity is 0.113 mg/m3;

Operating the Lvshaxing LKQ air disinfector (ozone) for 30 minutes, the ozone density in the 15m3 experiments tank may reach 24.657mg/m3;

Staphylococcus albus (15m3): treated with Lvshaxing LKQ air disinfector (ultraviolet ) for 30 minutes, 99.90%~99.92% of the bacterium are eradicated;

         treated with Lvshaxing LKQ air disinfector (ozone) for 30 minutes, the machine was responsible for eradicating and preventing further infection in 99.94%~99.96% of the bacterium;

Air disinfection field test:

      the average extinguishment rate of the Lvshaxing LKQ air disinfector (ultraviolet ) to the air natural bacteria in the 18m3 workroom is 96.96%;

      the average extinguishment rate of the Lvshaxing LKQ air disinfector (ozone) to the air natural bacteria in the 18m3 workroom is 97.30%.


Experiment conducted by Wei Shen Samples received on January 28, 2003 All experiments finished on July 14, 2003 Report submitted on August 18, 2003 (Signature and Stamp)

 Laboratory Research Center of Shanghai Center of Disease Control and Prevention
                               Independent Report
                                  (Dian'erkang)

Case Number:      Disinfectant 2003-0271
Examed Product:   DIAN'ERKANG SPRAY DISINFECTANT
Submitted by:     Shanghai Likang High-Tech Disinfectant Co., Ltd.
Performed by:     Laboratory Research Center of Shanghai Center of Disease
                  Control and Prevention
Date:             October 4, 2003
Name of Product:  Dian'erkang Spray Disinfectant
Ingredients:      Benzethonium Chloride, DPEO (abbreviation of a chemical
                  compound) and Glycerin

Conclusion:
Dian'erkang Spray Disinfectant is effective in killing index virus (bacterium vegetative form) and air-borne viruses such as Avian Flu.

The experiments of Laboratory Research Center of Shanghai Center of Disease Control and Prevention indicated:

Extinguishment effect to colon bacillus
Following 3 independent experiments, data concludes the average extinguishment logarithm value of 2.5min, 5min and 7.5min is equal to or greater than 5.00.

Extinguishment effect to staphylococcus aureus
Following 3 independent experiments, data indicates the average extinguishment logarithm value of 2.5min, 5min and 7.5min is equal to or greater than 5.00.

The field test result indicated that, when applied evenly to a surface for a minimum of 5 minutes, the disinfectant accomplished the extinguishment of natural virus logarithm value is equal to or greater than 1.00.

Additional Comments:
Liquid Disinfectant Test:
Applying the original fluid solution of the disinfectant spray solution, the original fluid (10ml) applied with an all-glass backflow type sprayer, to the staphylococcus albus in the 1m(3) experiment cabinet for 30min. The extinguishing rate is 99.90% ~ 99.93%.

Air Disinfection Field Test:
Applying the original fluid solution of the disinfectant spray solution, the original fluid (40ml) applied employing an electrically operated ultramicron atomization sprayer, to the natural virus in the the 30m(3) for 60min. The average withering rate is 91.09%.

Experiment conducted by Wei Shen
Samples received on May 22, 2003
All experiments finished on October 22, 2003 Report submitted on November 4, 2003 (Signature and Stamp)

Exhibit A

Convertible Notes
Debt Discount and beneficial conversion feature

--------------------------------------------------------------------------------
              date                   Conversion  Convertible     FMV of stock
             issued    Principal       rate       shares     at date of issuance
--------------------------------------------------------------------------------
:REFERRED b  6/30/05     300,276       0.080       3,753,450        0.15







--------------------------------------------------------------------------------
                                        Per warrant              Warrants
warrants issued   Num warrants         FMV - blackscholes             FMV
--------------------------------------------------------------------------------
                   3,753,450              0.15                     574,277.85
                           -              0.15                              -
                                                                            -
                                                                            -
                                                                            -
--------------------------------------------------------------------------------
Total              3,753,450                                    574,277.85
--------------------------------------------------------------------------------






--------------------------------------------------------------------------------
Allocation fair value between warrants and convertible debt
--------------------------------------------------------------------------------
                                         Total           % allocated     FMV
                            FMV       Theoretical       to warrants     Warrants
             Principal    Warrants       value            Discount
          ----------------------------------------------------------------------
Maxim # 1    300,276    574,277.85      874,553.85         66           197,177


        DR     Debt Discount-FV Warrants                   197,177
        DR     Debt Discount-beneficial conversion         103,099
        CR     APIC                                                     300,276

                                                                                        Whichever is lower

---------------------------------------------------------------------------------------------------------------------------------
Alloc to
Ben Feature                                   FMV of stock      Beneficial       Full Beneficial     Full Beneficial        Total
Remaining        Convertible    Effective       date of           Feature        Feature, assuming   Feature, assuming     Discount
Principal          Shares       Conversion      issuance      per convertible     no limit             limit
to allocate                       rate                            share

------------------------------------------------------------------------------------------------------------------------------------
  103,099         3,753,450      0.03            0.15             0.12             459,918.44             103,099           300,276


Exhibit B


Convertible Notes
Debt Discount and beneficial conversion feature

--------------------------------------------------------------------------------
              date                   Conversion  Convertible     FMV of stock
             issued    Principal       rate       shares     at date of issuance
--------------------------------------------------------------------------------
:REFERRED b  12/28/05  1,500,000       0.100      15,000,000        0.153







--------------------------------------------------------------------------------
                                        Per warrant              Warrants
warrants issued   Num warrants         FMV - blackscholes             FMV
--------------------------------------------------------------------------------
                   15,000,000              0.15                    2,295,000.00
                   15,866,665              0.15                    2,497,599.75
                                                                            -
                                                                            -
                                                                            -
--------------------------------------------------------------------------------
Total              30,866,665                                       4,722,599.75
--------------------------------------------------------------------------------






--------------------------------------------------------------------------------
Allocation fair value between warrants and convertible debt
--------------------------------------------------------------------------------
                                         Total           % allocated     FMV
                            FMV       Theoretical       to warrants     Warrants
             Principal    Warrants       value                          Discount
          ----------------------------------------------------------------------
Maxim # 1    1,500,000  4,722,599.75   6,222,599.75        76%         1,138,415


        DR     Debt Discount-FV Warrants                   1,138,415
        DR     Debt Discount-beneficial conversion           361,585
        CR     APIC                                                    1,500,000

                                                                                        Whichever is lower
---------------------------------------------------------------------------------------------------------------------------------
Alloc to
Ben Feature                                   FMV of stock      Beneficial       Full Beneficial     Full Beneficial        Total
Remaining        Convertible    Effective       date of           Feature        Feature, assuming   Feature, assuming     Discount
Principal          Shares       Conversion      issuance      per convertible     no limit             limit
to allocate                       rate                            share

------------------------------------------------------------------------------------------------------------------------------------
 361,585           15,000,000    0.02            0.153            0.13               1,933,414.8      361,585             1,500,000
